

October 30, 2014

Via E-Mail
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW Suite 1000
Washington, DC 20004

     Re: Allergan Inc.
            PRER14A filed October 24, 2014
            File No. 1-10269

Dear Mr. Cohen:

     We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

PRER14A filed October 24, 2014

Why is the Allergan Board recommending against Pershing Square and Valeant's Proposals?, page 3

1. We note your response to Comment 6. We continue to believe that your proxy statement should include disclosure with respect to the various negotiations or discussions you have identified in your October 3, 2014 response to our comments on your Schedule 14D-9 concerning the disclosure requirements under Item 1006 of Regulation MA and, specifically, the transactions referred to in Item 1006(c)(1) – (c)(6). In particular, it appears that several of the negotiations or discussions identified occurred contemporaneously with Valeant's exchange offer. As such, we continue to believe that your reference in the proxy statement to "consideration of acquisitions and strategic alternatives that increase stockholder value" necessitates an expanded disclosure of discussions or negotiations regarding extraordinary transactions being considered and the steps taken to date. In addition, we continue to believe that your Schedule 14D-9 should

be similarly amended to parallel the expanded disclosure in your proxy statement. Please revise to address.

Pershing Square and Valeant's Exchange Offer and Proxy Solicitation, page 6

2. We note your revised disclosure in response to Comment 7. In particular, we refer to your disclosure that "certain prongs of the anti-takeover devices conditions are not capable of being satisfied." Please identify the "certain prongs" to which you refer and indicate why you believe they are not able to be satisfied.

Background of Pershing Square and Valeant's Solicitation, page 8

3. It is our understanding that Mr. Pyott and possibly other representatives of Allergan met with shareholders of Valeant while Valeant's exchange offer was pending. Please indicate when this occurred, what was discussed, and your belief as to whether such activities constitute soliciting with the scope of Regulation 14A. If applicable, identify the exemption from the proxy rules you are relying on in connection with such a solicitation. In this regard, we note that Valeant had filed a proxy statement in connection with its own solicitation of shareholder approval to issue shares in connection with its proposed acquisition of Allergan. We may have further comments after reviewing your response.

4. We note your response to Comment 10 and your statement that prior to the initial proposal on April 22, 2014, there was not contact between Valeant and Pershing Square "regarding the proposal." Please revise your disclosure to discuss any prior contacts with Valeant and Pershing Square including those that occurred prior to the exchange offer.

5. We note your response to Comment 13. Please revise your disclosure to note that the number of shares represented by the written requests submitted by Pershing Square as claimed by Pershing. You may note that because you entered into an agreement with Pershing, you did not verify the accuracy of that figure.

Pershing Square and Valeant Proposal 2. Request to elect or appoint Pershing Square and Valeant's nominees as directors for Allergan, page 18

6. We note your response to Comment 14. Please revise your disclosure to explain the specific factors you intend to consider in determining whether to take action following approval of the precatory proposals.

Certain Agreements, page 19

7. We note your disclosure that "a change in the majority of the incumbent board members, except for changes that are the result of an election or nomination of a director that is approved by a majority of the incumbent directors" would constitute an "event of

default" under your credit agreement and a "change in control" under equity plans and agreements with the Company's executive officers. Since, based on the precatory nature and language of Proposal Number 2, appointment of Pershing Square and Valeant's nominees may only occur by election or appointment by the incumbent Allergan Board, please explain how the circumstances triggering an "event of default" or "change in control" would be applicable.

Proposal 2, page 26

8. We note your response to Comment 17 and reissue the comment. Please balance your citation to the 2,852,501 shares of Allergan owned by current Board members by noting that 2,500,000 of those Allergan shares are held by Mr. Pyott, who will remain on the Board following the removal and replacement of the current directors as proposed by Valeant and Pershing Square.

Proposal No. 4, page 29

9. We note your response to Comment 20 and your statement that you are considering "potential responsive amendments" to your Bylaws. Please revise your disclosure to further elaborate on the specific amendments you are considering and explain how they are responsive to the feedback you have received from stockholders.

10. We note your response to Comment 21 and reissue the comment in part. Please explain why you believe that Delaware law provides better protection than the proposed Bylaw amendment.

11. We note your response to Comment 22 and reissue the comment. Where you indicate in the proxy statement that you have "engaged" and will continue to engage with stockholders to collect feedback and consider potential responsive amendments to your Bylaws, you should provide additional disclosure describing the contacts that have already occurred, with whom and how they were made. Provide the same clarifying disclosure with respect to the other proposals where similar language appears.

Please respond to the above comments promptly. If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions